GENIUS GROUP LIMITED

8 Amoy Street, #01-01

Singapore 049950

January 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Genius Group Limited
Registration Statement on Form F-1
File No. 333-273841
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genius Group Limited (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-273841), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on Thursday, January 11, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

GENIUS GROUP LIMITED

/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer